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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

                               -----------------

                                 PEAPOD, INC.
                           (Name of Subject Company)

                                 PEAPOD, INC.
                     (Name of Person(s) Filing Statement)

                               -----------------

                    Common Stock, Par Value $.01 Per Share
          (Including the Associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   704718105
                      (CUSIP Number of Class Securities)

                               -----------------

                              Andrew B. Parkinson
                     Chairman and Chief Financial Officer
                                 Peapod, Inc.
                               9933 Woods Drive
                            Skokie, Illinois 60077
                                (847) 583-9400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                  Copies to:

                              Christine A. Leahy
                          Sidley Austin Brown & Wood
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                                (312) 853-7000


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

Item 1. Subject Company Information.

   (a) The name of the subject company is Peapod, Inc., a Delaware corporation (the "Company" or "Peapod"). The address of its principal executive offices is 9933 Woods Drive, Skokie, Illinois 60077. The phone number for its principal executive offices is (847) 583-9400.

   (b) The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company, together with the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Amended and Restated Stockholders Rights Agreement, amended and restated as of October 12, 2000, as amended (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, a division of Equiserve, as Rights Agent (the Common Stock, together with the Rights, is hereinafter referred to as the "Shares"). As of July 16, 2001, there were 18,054,262 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

  (a) Name and Business Address of Person Filing this Statement.

   The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company's website address is www.peapod.com. The information on the Company's website should not be considered a part of this Statement.

  (b) Tender Offer of the Bidder.

   This Statement relates to the offer by Bean Acquisition Corp. (the "Acquiror"), a Delaware corporation and wholly owned subsidiary of Ahold U.S.A. Holdings, Inc., a Delaware corporation ("Ahold U.S.A.") and indirect wholly owned subsidiary of Koninklijke Ahold N.V., a public company with limited liability organized and existing under the laws of The Netherlands ("Royal Ahold"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") (which includes the information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934, as amended) filed with the Securities and Exchange Commission (the "SEC") on July 27, 2001. According to the Schedule TO, the Acquiror is offering to acquire any and all of the outstanding Shares not owned by Royal Ahold, for an amount equal to $2.15 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 27, 2001 and in the related Letter of Transmittal (which together constitute the "Offer"). As of July 16, 2001, Royal Ahold owned approximately 2,331,917 Shares and 726,371 shares of Series C Convertible Preferred Stock, par value $.01 per share of Peapod, representing in the aggregate approximately 58% of the combined voting power of all classes of capital stock of Peapod.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2001, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of July 26, 2001 (the "Merger Agreement"), among Royal Ahold, Ahold U.S.A., the Acquiror and Peapod. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL") the Acquiror will be merged with and into Peapod (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Royal Ahold or any direct or indirect subsidiary of Royal Ahold or Peapod), will be converted into the right to receive $2.15 per share. As a result of the Offer and the Merger, Peapod will become an indirect wholly owned subsidiary of Royal Ahold.

   According to the Schedule TO, the address of the principal executive offices of Royal Ahold is Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands, the address of Ahold U.S.A. is 1401 Newbrook Drive, Chantilly, Virginia 20151 and the address of the Acquiror is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as described in this Statement or incorporated herein by reference, to the knowledge of Peapod, as of the date of this Statement, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Royal Ahold, Ahold U.S.A. or the Acquiror, or any of their respective executive officers, directors or affiliates.

  Arrangements with Executive Officers, Directors or Affiliates of the Company.

   Certain contracts, agreements, arrangements and understandings between Peapod and its executive officers, directors and affiliates are described on pages 2 through 5, pages 8 through 13, and pages 15 through 18 of the Company's Proxy Statement, filed with the SEC on April 18, 2001 (the "Proxy Statement") under the captions "Election of Directors," "Executive Compensation and Other Information," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions." The Proxy Statement is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference. The information incorporated by reference is considered to be a part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9. The information set forth under "Special Factors--Related Party Transactions" in the Offer to Purchase is incorporated herein by reference.

  Certain Arrangements between Peapod and Royal Ahold.

   The information set forth under "Introduction," "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the Offer and the Merger," "Special Factors--Opinion of the Financial Advisor to the Special Committee," "Special Factors--The Merger Agreement," "Special Factors--Beneficial Ownership of the Common Stock and the Series C Preferred Stock," "Special Factors--Transactions and Arrangements Concerning the Shares," "Special Factors--Related Party Transactions," "The Tender Offer--Certain Information Concerning Peapod" and "The Tender Offer--Certain Information Concerning the Purchaser and Royal Ahold" in the Offer to Purchase is incorporated herein by reference.

  Interests of Certain Persons in the Offer and the Merger.

   In considering the recommendations of the Board of Directors of Peapod (the "Peapod Board") and the special committee (the "Special Committee") of the Peapod Board with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Royal Ahold, Ahold U.S.A., Acquiror and Peapod have interests in the Offer and the Merger which are described in the sections of the Offer to Purchase listed below and which may present them with certain actual and potential conflicts of interest.

   The information contained under "Special Factors--Beneficial Ownership of the Common Stock and the Series C Preferred Stock," "Special
Factors--Transactions and Arrangements Concerning the Shares," "Special Factors--Related Party Transactions" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

   The Special Committee and the Peapod Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation/Recommendation--Background and Reasons for the Recommendation."

   If the directors and executive officers of the Company who own Shares tender their shares in the Offer or their Shares are acquired in the Merger, they will receive the same consideration for their Shares on the same terms and conditions as the other public stockholders.

Item 4. The Solicitation or Recommendation.

  (a) Solicitation/Recommendation

   Recommendation of the Special Committee. The Special Committee, at a meeting held on July 16, 2001, (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than Royal Ahold and its affiliates), (ii) determined that the Merger Agreement, the Offer and the Merger should be approved and declared advisable by the Peapod Board and (iii) resolved to recommend, subject to the terms and conditions of the Merger Agreement, that Peapod's stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval. The Special Committee recommends that stockholders accept the Offer and tender their Shares in the Offer.

   Recommendation of the Peapod Board. At a meeting held on July 16, 2001, the Peapod Board, based upon the unanimous recommendation of the Special Committee,
(i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Peapod's stockholders (other than Royal Ahold and its affiliates), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger and (iii) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the Peapod stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt the Merger Agreement and the Merger if submitted for their approval. Messrs. Hotarek, Dorhout Mees, van Solt, Grize, Smith and Preston either did not attend the meeting or abstained from voting at the meeting regarding the Merger Agreement, the Offer and the Merger. The Peapod Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

   A letter to Peapod's stockholders communicating the Peapod Board's recommendation and a press release announcing the execution of the Merger Agreement are filed as Exhibit (a)(3) and Exhibit (a)(7) hereto and are incorporated herein by reference.

  (b) Background and Reasons for the Recommendation

   The reasons for the recommendation stated in this Item 4 are set forth under "Introduction," "Special Factors--Background of the Offer," "Special Factors--Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the Offer and the Merger" and "Special Factors--Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase, and are incorporated herein by reference.

  (c) Intent to Tender.

   To the knowledge of the Company, as of the date hereof, all of its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, all Shares that are held of record or beneficially owned by that person (other than Shares owned by Royal Ahold or any direct or indirect subsidiary of Royal Ahold). The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   The information contained under "Special Factors--Background of the Offer," "Special Factors-- Recommendation of the Special Committee and the Board of Directors of Peapod; Fairness of the Offer and the Merger" and "Special Factors--Opinion of the Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

   Pursuant to the Engagement Letter dated as of April 12, 2001, the Special Committee agreed that William Blair would be paid the following fees: (a) a $200,000 Financial Advisory Fee, due upon delivery of analysis of Peapod's strategic alternatives to the Special Committee; (b) a fee of $100,000 plus 4.0% of the amount (if any) by which the Purchaser's final payment to the minority stockholders exceeded its initial offer made to such stockholders. Peapod has also agreed to reimburse William Blair for all out-of-pocket expenses (including fees and expenses of its counsel not to exceed $10,000, and any other independent experts retained by William Blair with the consent of the Special Committee) reasonably incurred in connection with its engagement, provided that the total amount of such expenses shall not exceed $30,000. In addition, Peapod has agreed to indemnify William Blair and its affiliates, their respective principals, partners, directors, officers, agents, employees, counsel, each person, if any, controlling William Blair or any of its affiliates, and the successors, assigns, heirs and personal representatives of any of the foregoing, against certain losses and arising out of William Blair's engagement.

   Neither Peapod nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Peapod on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

   The information contained under "Special Factors--Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, Peapod is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Peapod's securities by Peapod, any subsidiary of Peapod or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Peapod or any subsidiary of Peapod; (3) a purchase, sale or transfer of a material amount of assets of Peapod or any subsidiary of Peapod; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Peapod.

   Except as set forth in this Statement, there are no transactions, resolutions of the Peapod Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.                                            Description
-----------                                            -----------
  (a)(1)    Offer to Purchase, dated July 27, 2001.*+

  (a)(2)    Letter of Transmittal.*+

  (a)(3)    Letter to Stockholders of Peapod, dated July 27, 2001.+

  (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

  (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

  (a)(6)    Joint Press Release issued by Peapod and Royal Ahold on July 16, 2001.*

  (a)(7)    Opinion of William Blair & Company, L.L.C., dated July 16, 2001 (attached as Annex A hereto).+

  (e)(1)    Agreement and Plan of Merger, dated as of July 16, 2001, by and among Koninklijke Ahold N.V.,
            Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.*

  (e)(2)    First Amendment to Agreement and Plan of Merger, dated as of July 26, 2001, by and among
            Koninklijke Ahold N.V., Ahold U.S.A. Holdings, Inc., Bean Acquisition Corp. and Peapod, Inc.*

  (e)(3)    Peapod, Inc.'s Proxy Statement relating to the Annual Meeting of Stockholders held on May 15,
            2001 (incorporated by reference to the Schedule 14A of Peapod, Inc. filed on April 13, 2001).

  (e)(4)    Purchase Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold N.V.
            (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Peapod, Inc.
            on April 28, 2000).

  (e)(5)    Exchange Agreement and First Amendment to Purchase Agreement (dated April 14, 2000) by and among Peapod, Inc. and Koninklijke Ahold N.V., dated October 12, 2000 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Peapod, Inc. on October 18, 2000).

  (e)(6)    Credit Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold N.V.
            (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Peapod, Inc.
            on April 28, 2000).

  (e)(7)    First Amendment to Credit Agreement between Peapod, Inc. and Koninklijke Ahold N.V. dated
            February 26, 2001 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Peapod, Inc. on March 2, 2001).

  (e)(8)    Second Amendment to Credit Agreement (dated April 14, 2000) dated as of March 30, 2001 between
            Peapod, Inc. and Koninklijke Ahold N.V. (incorporated herein by reference to Exhibit 10.42 to the
            Annual Report on Form 10-K filed on March 30, 2001 by Peapod, Inc.)

  (e)(9)    Amended and Restated Security Agreement dated as of April 5, 2000 by Peapod, Inc. to BEW, Inc.
            and Koninklijke Ahold N.V. (incorporated by reference to Exhibit 99.3 of the Current Report on
            Form 8-K filed by Peapod, Inc. on April 28, 2000).

  (e)(10)   Amended and Restated Collateral Assignment of Intellectual Property Agreement dated as of April
            14, 2000 by Peapod, Inc. to BEW, Inc. and Koninklijke Ahold N.V. (incorporated by reference to
            Exhibit 99.4 of the Current Report on Form 8-K filed by Peapod, Inc. on April 28, 2000).

  (e)(11)   Registration Rights Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold
            N.V. (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by Peapod,
            Inc. on April 28, 2000).

  (e)(12)   Supply and Services Agreement dated April 14, 2000 between Peapod, Inc. and Koninklijke Ahold
            N.V. (incorporated by reference to Exhibit 99.6 of the Current Report on Form 8-K filed by Peapod,
            Inc. on April 28, 2000).

  (e)(13)   Warrant to Purchase 100,000 shares of Common Stock of Peapod, Inc. issued April 10, 2000 to
            Koninklijke Ahold N.V. (incorporated by reference to Exhibit 99.9 of the Current Report on
            Form 8-K filed by Peapod, Inc. on April 28, 2000).


Exhibit No.                                              Description
-----------                                              -----------
  (e)(13)   Warrant to Purchase 3,566,667 shares of Common Stock of Peapod, Inc. to Koninklijke Ahold N.V.
            (incorporated by reference to Exhibit 99.10 of the Current Report on Form 8-K filed by Peapod, Inc. on
            April 28, 2000).

  (e)(14)   Form of Warrant to Purchase 32,894,270 shares of Common Stock of Peapod, Inc. to Koninklijke
            Ahold N.V. (incorporated by reference to Exhibit 99.11 of the Current Report on Form 8-K filed by
            Peapod, Inc. on April 28, 2000).

  (e)(15)   Assignment of Option to Purchase and Grant of Option to Purchase dated as of March 29, 2001 by and between Peapod, Inc. and ARP Lake Zurich LLC.*

  (e)(16)   Parkinson Registration Rights Agreement among Peapod, Inc. Andrew B. Parkinson and Thomas L.
            Parkinson, dated May 30, 1997 (incorporated by reference to Exhibit 10.12 of Peapod, Inc.'s
            Registration Statement on Form S-1, as amended (Registration No. 333-24341)).

  (e)(17)   Option Agreement, dated as of January 4, 2000, between Peapod, Inc. and McLane Group, L.P.*

  (e)(18)   Peapod Management Agreement Outline of Terms between Peapod, Inc. and McLane Group, L.P., dated November 8, 2000.*

  (e)(19)   Software License Agreement between M-Group Systems, Inc. and Peapod, Inc. dated October 11,
            1999.*

  (e)(20)   Letter regarding payment of dividends and interest, dated March 30, 2001 from Koninklijke Ahold
            N.V. to Peapod, Inc. (incorporated herein by reference to Exhibit 10.16 to Schedule 13D filed by
            Koninklijke Ahold N.V. on April 13, 2001)

--------
* Incorporated by reference to the Schedule TO filed by Purchaser on July 27, 2001.
+ Included in copies mailed to Peapod's stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 27, 2001

                                          PEAPOD, INC.

                                          By:     /s/ ANDREW B. PARKINSON

                                             -----------------------------------
                                          Andrew B. Parkinson
                                          Chairman and Chief Financial Officer

                              ANNEX A--OPINION OF WILLIAM BLAIR & COMPANY L.L.C.


[LOGO] William Blair & Company
                           Limited Liability Company

                                                                   July 16, 2001

Special Committee of the
Board of Directors
Peapod, Inc.
9933 Woods Drive
Skokie, Illinois 60077

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (other than Koninklijke Ahold N.V.) (collectively the "Stockholders") of Peapod, Inc. (the "Company") of the $2.15 per share in cash (the "Consideration") proposed to be paid to the Stockholders pursuant to the Agreement and Plan of Merger dated as of July 16, 2001 (the "Merger Agreement") by and among Koninklijke Ahold N.V. ("Ahold"), Ahold U.S.A., Holdings Inc., an indirect wholly owned subsidiary of Ahold ("Parent"), Bean Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), and the Company. Pursuant to the Merger Agreement, Parent will cause Purchaser to commence a tender offer (the "Tender Offer") for all outstanding shares of common stock of the Company, $0.01 par value per share ("Company Common Stock"), at a price of $2.15 per share. Pursuant to the terms and conditions set forth in the Merger Agreement, following the Tender Offer, Purchaser will be merged into the Company (the "Merger") and each share of Company Common Stock outstanding (other than shares held by Ahold or any direct or indirect wholly owned subsidiary thereof or by any stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Consideration upon consummation of the Merger.

   We are familiar with the Company and are providing currently, and have in the past provided from time to time, certain investment banking services to the Company, including acting as a co-manager in the Company's initial public offering.

   In connection with our review of the proposed Merger and the preparation of our opinion herein, we have examined: (a) the Merger Agreement; (b) audited historical financial statements of the Company for the three years ended December 31, 2000; (c) unaudited financial statements of the Company for the three months ended March 31, 2001; (d) certain internal business, operating and financial information and forecasts of the Company including the Company's plan through 2005 which requires $115 million in funding (the "Forecasts"), prepared by the senior management of the company; (e) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) current and historical market prices and trading volumes of the Company Common Stock; (h) share amounts and terms of the Company's existing preferred stock and Company Common Stock, and warrants and options exercisable for Company Common Stock; (i) the amount of the Company's current net operating loss carryforwards; and (j) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant.

   In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company or Ahold. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We were not requested to, and did not, participate in the negotiation or structuring of the Tender Offer and Merger other than with respect to the Consideration. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel, and have assumed that the Tender Offer and Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. We were not requested to, nor did we, seek alternative participants for the proposed Tender Offer and Merger.

   William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time make a market in or trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We also may from time to time provide research coverage with respect to the securities of the Company. We have acted as the investment banker to the Company in connection with the Company's initial public offering. We will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Tender Offer and Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

   We are expressing no opinion herein as to the price at which Company Common Stock will trade at any future time or as to the effect of the Tender Offer and Merger on the trading price of Company Common Stock. Such trading price may be affected by a number of factors, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the current capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company, the Company's competitors or in the Company's market, (iv) any necessary actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, and
(v) timely completion of the Tender Offer and Merger.

   Our investment banking services and our opinion were provided for the use and benefit of the Special Committee of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration, and we do not address the merits of the underlying decision by the Company to engage in the Tender Offer and the Merger and this opinion does not constitute a recommendation to any stockholder whether to tender in the Tender Offer or as to how such stockholder should vote with respect to the proposed Merger, if such vote is required. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in the offer to purchase mailed to the stockholders by the Company with respect to the Tender Offer.

   Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders.

                                          Very truly yours,

                                          /s/ WILLIAM BLAIR & COMPANY, L.L.C.

                                      A-3